# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yesway, Inc., CIK 0001859836
CUSIP: 98585C100
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2301 Eagle Parkway, Fort Worth, Texas (TX), 76177
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001544244

## Reporting persons
- THOMAS N. TRKLA: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 338,581; shared voting power 45,886,439; sole dispositive power 338,581; shared dispositive power 45,886,439; aggregate amount beneficially owned 46,225,020 (74.2% of the class)
- Brookwood Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,875,727; sole dispositive power 0; shared dispositive power 45,875,727; aggregate amount beneficially owned 45,875,727 (74% of the class)
  Comment: Limited Liability Company
- BW Gas & Convenience Aggregator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,367,808; sole dispositive power 0; shared dispositive power 9,367,808; aggregate amount beneficially owned 9,367,808 (23.1% of the class)
- BW Gas & Convenience Offshore Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,521,377; sole dispositive power 0; shared dispositive power 8,521,377; aggregate amount beneficially owned 8,521,377 (27.3% of the class)
- BW Gas & Convenience Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,018,952; sole dispositive power 0; shared dispositive power 18,018,952; aggregate amount beneficially owned 18,018,952 (44.4% of the class)
  Comment: Limited Liability Company
- BW Gas & Convenience Aggregator II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,735,435; sole dispositive power 0; shared dispositive power 19,735,435; aggregate amount beneficially owned 19,735,435 (38.8% of the class)
- BW Gas & Convenience Offshore Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,100,229; sole dispositive power 0; shared dispositive power 6,100,229; aggregate amount beneficially owned 6,100,229 (19.6% of the class)
- BW Gas & Convenience Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,150,477; sole dispositive power 0; shared dispositive power 26,150,477; aggregate amount beneficially owned 26,150,477 (51.4% of the class)
  Comment: Limited Liability Company
- BW Gas & Convenience Aggregator III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,686,923; sole dispositive power 0; shared dispositive power 1,686,923; aggregate amount beneficially owned 1,686,923 (5.1% of the class)
- BW Gas & Convenience Offshore Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,085; sole dispositive power 0; shared dispositive power 19,085; aggregate amount beneficially owned 19,085 (0.06% of the class)
- BW Gas & Convenience Fund III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,706,298; sole dispositive power 0; shared dispositive power 1,706,298; aggregate amount beneficially owned 1,706,298 (5.2% of the class)
  Comment: Limited Liability Company
- Brookwood Financial Co., Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,712; sole dispositive power 0; shared dispositive power 10,712; aggregate amount beneficially owned 10,712 (0.03% of the class)

## Item 1. Issuer
Name of issuer: Yesway, Inc.
Address of issuer's principal executive offices: 2301 Eagle Parkway, Fort Worth, TX 76177

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Thomas N. Trkla
Brookwood Advisors, LLC
BW Gas & Convenience Aggregator, L.P.
BW Gas & Convenience Offshore Fund, L.P.
BW Gas & Convenience Fund GP, LLC
BW Gas & Convenience Aggregator II, L.P.
BW Gas & Convenience Offshore Fund II, L.P.
BW Gas & Convenience Fund II GP, LLC
BW Gas & Convenience Aggregator III, L.P.
BW Gas & Convenience Offshore Fund III, L.P.
BW Gas & Convenience Fund III GP, LLC
Brookwood Financial Co., Inc.
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 138 Conant Street, Floor 3, Beverly, MA 01915.
Citizenship: Mr. Trkla is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of June 30, 2026, based upon 31,185,561 shares of Class A Common Stock outstanding as of August 12, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026. The ownership information assumes the redemption of membership units of BW Ultimate Parent, LLC (the "LLC Interests") held by the Reporting Person for shares of the Issuer's Class A Common Stock on a 1-to-1 basis.

The number of securities reported as beneficially owned herein includes: (i) 338,581 shares of Class A Common Stock underlying LLC Interests held of record by Mr. Trkla; (ii) 9,367,808 shares of Class A Common Stock underlying LLC Interests held of record by BW Gas & Convenience Aggregator, L.P. ("Aggregator I"); (iii) 8,521,377 shares of Class A Common Stock held of record by BW Gas & Convenience Offshore Fund, L.P.; (iv) 129,767 shares of Class A Common Stock held of record by BW Gas & Convenience Fund GP, LLC; (v) 19,735,435 shares of Class A Common Stock underlying LLC Interests held of record by BW Gas & Convenience Aggregator II, L.P. ("Aggregator II"); (vi) 6,100,229 shares of Class A Common Stock held of record by BW Gas & Convenience Offshore Fund II, L.P.; (vii) 314,813 shares of Class A Common Stock held of record by BW Gas & Convenience Fund II GP, LLC; (viii) 1,686,923 shares of Class A Common Stock underlying LLC Interests held of record by BW Gas & Convenience Aggregator III, L.P. ("Aggregator III"); (ix) 19,085 shares of Class A Common Stock held of record by BW Gas & Convenience Offshore Fund III, L.P.; (x) 290 shares of Class A Common Stock held of record by BW Gas & Convenience Fund III GP, LLC; and (xi) 10,712 shares of Class A Common Stock underlying LLC Interests held of record by Brookwood Financial Co., Inc.

The general partner of Aggregator I and BW Gas & Convenience Offshore Fund, L.P. is BW Gas & Convenience Fund GP, LLC. The general partner of Aggregator II and BW Gas & Convenience Offshore Fund II, L.P. is BW Gas & Convenience Fund II GP, LLC. The general partner of Aggregator III and BW Gas & Convenience Offshore Fund III, L.P. is BW Gas & Convenience Fund III GP, LLC. Collectively, BW Gas & Convenience Fund GP, LLC, BW Gas & Convenience Fund II GP, LLC and BW Gas & Convenience Fund III GP, LLC are referred to as the general partners. Brookwood Advisors, LLC is the investment manager for each of the general partners and advises Aggregator I, Aggregator II, Aggregator III, BW Gas & Convenience Offshore Fund, L.P., BW Gas & Convenience Offshore Fund II, L.P. and BW Gas & Convenience Offshore Fund III, L.P.

By virtue of his controlling interest in Brookwood Advisors, LLC, Mr. Trkla may be deemed to share beneficial ownership with respect to the shares beneficially owned by Brookwood Advisors, LLC. In addition, Mr. Trkla has a controlling interest in Brookwood Financial Co., Inc., and as a result, may be deemed to share beneficial ownership of the securities beneficially owned by Brookwood Financial Co.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement.

## Signatures
- THOMAS N. TRKLA: /s/ Thomas N. Trkla, Thomas N. Trkla (08/14/2026)
- Brookwood Advisors, LLC: /s/ Thomas N. Trkla, Thomas N. Trkla/ President, Chairman and Chief Executive Officer (08/14/2026)
- BW Gas & Convenience Aggregator, L.P.: By: BW GAS & CONVENIENCE FUND GP, LLC, /s/ Thomas N. Trkla, Thomas N. Trkla/Manager (08/14/2026)
- BW Gas & Convenience Offshore Fund, L.P.: By: BW GAS & CONVENIENCE FUND GP, LLC, /s/ Thomas N. Trkla, Thomas N. Trkla/Manager (08/14/2026)
- BW Gas & Convenience Fund GP, LLC: /s/ Thomas N. Trkla, Thomas N. Trkla/Manager (08/14/2026)
- BW Gas & Convenience Aggregator II, L.P.: BY: BW GAS & CONVENIENCE FUND II GP, LLC, /s/ Thomas N. Trkla, Thomas N. Trkla/Manager (08/14/2026)
- BW Gas & Convenience Offshore Fund II, L.P.: BY: BW GAS & CONVENIENCE FUND II GP, LLC, /s/ Thomas N. Trkla, Thomas N. Trkla/Manager (08/14/2026)
- BW Gas & Convenience Fund II GP, LLC: /s/ Thomas N. Trkla, Thomas N. Trkla/Manager (08/14/2026)
- BW Gas & Convenience Aggregator III, L.P.: BY: BW GAS & CONVENIENCE FUND III GP, LLC, /s/ Thomas N. Trkla, Thomas N. Trkla/Manager (08/14/2026)
- BW Gas & Convenience Offshore Fund III, L.P.: BY: BW GAS & CONVENIENCE FUND III GP, LLC, /s/ Thomas N. Trkla, Thomas N. Trkla/Manager (08/14/2026)
- BW Gas & Convenience Fund III GP, LLC: /s/ Thomas N. Trkla, Thomas N. Trkla/Manager (08/14/2026)
- Brookwood Financial Co., Inc.: /s/ Thomas N. Trkla, Thomas N. Trkla/Chairman, President and Chief Executive Officer (08/14/2026)